April 15, 2013

VIA EDGAR*
Mr. Terence O’Brien
Accounting Branch Chief
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re:           Actuant Corporation
Comment Letter dated April 1, 2013
Form 10-K for the Fiscal Year Ended August 31, 2012
Filed October 26, 2012
Schedule 14A
Filed December 3, 2012
File No. 1-11288

Dear Mr. O’Brien:

This letter is Actuant Corporation’s response to the Staff’s comments on its review of our Form 10-K for the fiscal year ended August 31, 2012 filed on October 26, 2012 and the Schedule 14A filed on December 3, 2012.  For your convenience, each of the Staff’s comments has been reprinted below in bold and italics.

Form 10-K for the Fiscal Year Ended August 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 17
1.
We have read your response to comment 3 from our letter dated February 22, 2013 and it remains unclear to us what the specific factors were that caused the fourth quarter impairment charge. Please provide to us an analysis of the factors that occurred in the fourth quarter that contributed to your impairment charge. Refer to Section 501.12.b.4 of the Financial Reporting Codification.

[**]

Schedule 14A

General
2.	We re-issue comment eight of our letter dated February 22, 2013. You have offered to disclose the actual cash incentive and payout percentages achieved by your CEO for each of the last five

* Confidential treatment of certain designated portions of this letter has been requested by Actuant Corporation.  Such confidential portions are indicated by [**] in the text.  A copy of this letter containing the redacted portions has been filed separately with the Commission subject to a request for confidential treatment pursuant to Rule 83.

years to give an indication of how difficult it may be for executives or how likely it will be for the Company to achieve your undisclosed performance goals. As past performance is not predictive of future performance, this would not appropriately present an indication of the difficulty or likelihood of achieving this year’s performance goals.  In addition, this provides no information regarding the likelihood of NEOs responsible for business segments achieving their performance goals, as their eligibility for the Annual Cash Incentive is based in part on Segment CMM.  Moreover, MBOs are established at an individual business unit level, and therefore information on your CEO annual cash incentive payout percentages would not provide information regarding the likelihood of these individual business units achieving their performance goals.  Please advise.

We do not disclose CMM targets, MBO’s or our expectations of future annual cash incentive plan payouts due to potential competitive harm (consistent with our current disclosures on page 38 of the Annual Proxy Statement).  In future filings we propose the following additional disclosure regarding the degree of difficulty for NEOs to achieve annual cash incentives:

Target CMM amounts (including Actuant CMM and Segment CMM) and related MBO’s are designed to be appropriately challenging, and there is a risk that payments will not be made at all or will be made at less than 100% of the target amount. The degree of difficulty, therefore, in achieving the target CMM measures is designed to be reasonably aggressive.  Variations in payouts from year to year are consistent with the Compensation Committee’s approach of tying variable, annual cash incentives to the Company’s financial performance.

In addition, we believe that providing historical CMM payouts and MBO achievements for our CEO is a meaningful disclosure regarding the degree of difficulty for our CEO to achieve his target annual cash incentive.  In future filings we propose the following additional disclosure:

In order to illustrate the historical level of performance against CMM and MBO targets, we have provided the following table which summarizes the actual Annual Cash Incentive payout percentages achieved by our CEO (expressed as a percentage of the target Annual Cash Incentive level) and the level of achievement of Actuant MBOs (which represent the weighted average of the achievement of all of Actuant’s individual business unit MBOs), for each of the last five fiscal years:

Fiscal Year	CMM Payout	MBO Achievement

2008	136%	76%

2009	0%	0%

2010	229%	73%

2011	197%	85%

2012	113%	70%

3.
Please refer to comment ten of our letter dated February 22, 2013. If you establish further Medium-Term Incentive Plans, or other forms of performance-based compensation plans, disclose the financial targets associated with such plans. If you omit the disclosure in reliance upon Item 402(b) of Regulation S-K, state so, and confirm that you will disclose the degree of difficulty associated with the achievement of the performance based criteria.

In the future, to the extent that we establish performance based compensation plans we will either disclose the financial targets associated with such plans or omit the disclosure in reliance upon Item 402(b) of Regulation S-K, in which case, we will state that fact and disclose the degree of difficulty associated with the achievement of the performance based criteria.

We appreciate your feedback and continuously strive to improve our financial reporting.  Should you have any questions on our response, please contact me directly.

Very truly yours,

/s/ Andrew G. Lampereur

Andrew G. Lampereur
Executive Vice President and Chief Financial Officer